UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 000-26299

NOTIFICATION OF LATE FILING

(Check One):        ☐  Form 10-K        ☐  Form 11-K        ☐  Form 20-F        ☒  Form 10-Q        ☐  Form N-SAR

For Period Ended: December 31, 2002

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT

THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Ariba, Inc.

Full name of registrant

Former name if applicable

807 11th Ave.

Address of principal executive office (Street and number)

Sunnyvale, CA 94089

City, state and zip code

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a	)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b	)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c	)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 11-K, Form 20-F, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On January 15, 2003, the registrant announced that it will restate its financial statements for the fiscal years ended September 30, 2001 and 2000 and for the quarters ended March 31, 2000 through June 30, 2002 as a result of an ongoing review of accounting matters.

As previously disclosed, the registrant has determined that, for accounting purposes, it should treat a $10.0 million payment provided personally by Keith Krach, the registrant’s chairman and co-founder, in March 2001 to Larry Mueller, its president and chief operating officer at the time, as a $10.0 million capital contribution from Mr. Krach to the registrant and the payment of compensation from the registrant to Mr. Mueller. Because no company funds were used and there was no commitment to or from the registrant, the registrant originally viewed the payment as a personal transaction.

The registrant has further determined that chartered air services, provided personally by Mr. Krach to Mr. Mueller, should be treated similarly as a capital contribution from Mr. Krach to the registrant and a payment of compensation from the registrant to Mr. Mueller. These services were provided over the period from September 2000 through July 2001 at a total cost of $1.2 million.

In addition, the registrant has concluded that certain stock options issued to a limited number of individuals by companies that the registrant acquired during fiscal 2000 should be accounted for as stock-based compensation expense to the registrant, rather than amortized as goodwill. As a result, an increase in non-cash stock-based compensation expense and a reduction of goodwill amortization expense will be reflected in the registrant’s restated financial statements for fiscal 2000, 2001 and 2002.

None of the above-described adjustments has any impact on the registrant’s cash balances or net cash flows for any period. In addition to the $10.0 million payment, the adjustment for the chartered air services amounts to $1.2 million. The cumulative adjustments related to the stock options amount to $7.5 million, consisting of increases to the registrant’s expenses for fiscal 2000 and 2001 of $8.7 million and $12.0 million, respectively, and a reduction of expenses for fiscal 2002 of $13.2 million.

As a result of these accounting adjustments investors should not rely on the financial information contained in the registrant’s previously filed annual report on Form 10-K for the fiscal years ended September 30, 2000 and September 30, 2001 or in the company’s quarterly report on Form 10-Q for the quarters ended March 31, 2000 through June 30, 2002. The registrant intends to file its annual report on Form 10-K for the fiscal year ended September 30, 2002 and its quarterly report on Form 10-Q for the quarter ended December 31, 2002 after the completion of the review.

Because the registrant’s review is not yet complete, the registrant is not yet able to finalize its restated financial statements or to secure appropriate review by its external auditors in order to file its quarterly report on Form 10-Q for the quarter ended December 31, 2002 within the prescribed time period.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Information disclosed herein involve the registrant’s expectations, beliefs, hopes, plans, intentions or strategies regarding the future and are forward-looking statements that involve risks and uncertainties. All forward-looking statements included herein are based upon information available to the registrant as of the date hereof, and the registrant assumes no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from the registrant’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: delays in development or shipment of new versions of the registrant’s products and services; lack of market acceptance of the registrant’s existing or future products or services; inability to continue to develop competitive new products and services on a timely basis; introduction of new products or services by major competitors; the registrant’s ability to attract and retain qualified employees; difficulties in assimilating acquired companies; the impact of recent workforce reductions on the registrant’s operations; lengthening sales cycles and the deferrals of anticipated orders; declining economic conditions, including a recession; inability to control costs; changes in the registrant’s pricing or compensation policies; inability to successfully manage a reduction in the registrant’s workforce; significant fluctuations in the registrant’s stock price; the possibility that the registrant’s review may result in a determination to further restate the registrant’s financial statements, which could have a material adverse effect on the registrant’s reported financial results and further delay the filing of its quarterly report on Form 10-Q for the quarter ended December 31, 2002 and annual report on Form 10-K for the fiscal year ended September 30, 2002; the possibility that Nasdaq will decline to grant the registrant’s request for continued listing; the outcome of an informal inquiry by the Securities and Exchange Commission in connection with the restatements; the outcome of litigation that has been filed in connection with the restatements; and the possibility that stockholders or regulatory authorities may initiate additional proceedings against the registrant and/or its officers and directors as a result of the restatements. Factors and risks associated with the registrant’s business, including a number of the factors and risks described above, are discussed in the Company’s Form 10-K/A filed December 31, 2001 and in its Form 10-Q filed August 14, 2002.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

James W. Frankola	(650)	390-1000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐  Yes        ☒  No

The registrant has not filed an annual report on Form 10-K for the year ended September 30, 2002.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes        ☐  No

On January 23, 2003, the registrant issued a press release containing its unaudited condensed consolidated balance sheet as of December 31, 2002 and its statement of operations for the quarter then ended. As was disclosed in those financial statements, the registrant’s results of operations for the quarter ended December 31, 2002 changed significantly from its results of operations for the quarter ended December 31, 2001. The registrant’s revenues for the quarter ended December 31, 2002 decreased significantly from its revenues for the quarter ended December 31, 2001, from $62.0 million to $55.3 million. The registrant’s net loss for the quarter ended December 31, 2002 was $55.9 million, or $0.21 per share, a significant decrease from a net loss for the quarter ended December 31, 2001 of $157.7 million, or $0.62 per share. The registrant does not expect that the outcome of the registrant’s review described in Part III above will have a material impact on its results of operations for the quarter ended December 31, 2002 as reported in the January 23, 2003 press release, nor significantly affect the trend or magnitude of the changes from its results of operations for the quarter ended December 31, 2001.

Ariba, Inc.

(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 18, 2003	By:	/s/ JAMES W. FRANKOLA
	Name:	James W. Frankola
	Title:	Executive Vice President and Chief Financial Officer